As filed with the U.S. Securities and Exchange Commission on June 17, 2026

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

LEGEND BIOTECH CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8

New York, New York 10017

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Ying Huang, Ph.D.

Chief Executive Officer

Legend Biotech Corporation

2101 Cottontail Lane

Somerset, NJ 08873

Telephone: +1-732-317-5050

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 270 Park Avenue, Floor 8 New York, New York 10017 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two (2) ordinary shares, par value US$0.0001 per share, of Legend Biotech Corporation.	100,000,000 American Depositary Shares	$0.05	$5,000,000.00	$690.50

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-238581. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-238581.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1. Name of the depositary and the address of its principal executive office	Introductory paragraph and bottom of face of American Depositary Receipt

2. Title of the American Depositary Receipts and identity of the deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(b) Procedure for voting the deposited securities	Paragraphs (6), (11) and (12)

(c) Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)

(d) Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

(e) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)

(g) Amendment, extension or termination of the deposit arrangements	Paragraphs (15), (16) and (17)

(h) Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Paragraph (3)

(i) Restrictions on the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

(j) Limitation on the depositary’s liability	Paragraph (14), (17), (19) and (20)

3. Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly	Paragraph (7)

4. Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Paragraph (7)

Item 2. AVAILABLE INFORMATION	Paragraph (8)

Legend Biotech Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Deposit Agreement, dated as of June 5, 2020, among Legend Biotech Corporation, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (the “Deposit Agreement”), including the form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”) among Legend Biotech Corporation, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 17, 2026.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Lisa M. Hayes
		Name:	Lisa M. Hayes
		Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Legend Biotech Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerset, New Jersey, on June 17, 2026.

LEGEND BIOTECH CORPORATION

By:	/s/ Ying Huang, Ph.D.
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ying Huang, Ph.D. and Carlos Santos Garcia, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement on Form F-6 together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement on Form F-6 or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on June 17, 2026.

SIGNATURES

Signature	Title

/s/ Ying Huang, Ph.D.	Chief Executive Officer and Director
Ying Huang, Ph.D.	(principal executive officer)

/s/ Carlos Santos Garcia	Chief Financial Officer
Carlos Santos Garcia	(principal financial and accounting officer)

/s/ Fangliang Zhang, Ph.D.	Chairman of the Board of Directors
Fangliang Zhang, Ph.D.

/s/ Ye Wang, M.S.	Director
Ye Wang, M.S.

/s/ Jiange (Robin) Meng	Director
Jiange (Robin) Meng

/s/ Peter Salovey, Ph.D.	Director
Peter Salovey, Ph.D.

/s/ Corazon Dating Sanders, Ph.D.	Director
Corazon Dating Sanders, Ph.D.

/s/ Darren Xiaohui Ji, M.D., Ph.D.	Director
Darren Xiaohui Ji, M.D., Ph.D.

/s/ Patrick Casey, Ph.D.	Director
Patrick Casey, Ph.D.

/s/ Tomas J. Heyman	Director
Tomas J. Heyman

/s/ Gareth Kung	Director
Gareth Kung

/s/ Li Mao, M.D.	Director
Li Mao, M.D.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Legend Biotech Corporation, has signed this Registration Statement on Form F-6 in Somerset, New Jersey on June 17, 2026.

Authorized U.S. Representative

Ying Huang, Ph.D.

By:	/s/ Ying Huang, Ph.D
	Name:	Ying Huang, Ph.D
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number

(a)	Deposit Agreement, dated as of June 5, 2020, among Legend Biotech Corporation, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.

(e)	Rule 466 Certification.